CERTIFICATE OF QUALIFIED PERSON

RICHARD SUTCLIFFE, Ph.D., P. GEO.

I, Richard Sutcliffe, Ph.D., P. Geo., residing at 100 Broadleaf Crescent, Ancaster, Ontario, do hereby certify that:

1.	I am an independent geological consultant and Vice President Geology, P&E Mining Consultants Inc.

2.

This certificate applies to the technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project Jalisco State Mexico”, (the “Technical Report”) with an effective of March 25, 2015.

3.

I am a graduate of the University of Toronto with a Bachelor of Science degree in Geology (1977). In addition, I have a Master of Science in Geology (1980) from University of Toronto and a Ph.D. in Geology (1986) from the University of Western Ontario. I have worked as a geologist for a total of 32 years since obtaining my M. Sc. degree. I am a geological consultant currently licensed by the Association of Professional Geoscientists of Ontario (License No 852).

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is:

•	Precambrian Geologist, Ontario Geological Survey	1980-1989

•	Senior Research Geologist, Ontario Geological Survey	1989-1991

•	Associate Professor of Geology, University of Western Ontario	1990-1992

•	President and CEO, URSA Major Minerals Inc	1992-2012

•	President and CEO, Patricia Mining Corp	1998-2008

•	President and CEO, Auriga Gold Corp.	2010-2012

•	Consulting Geologist	1992-Present

4.	I have not visited the Property that is the subject of this report.

5.	I am responsible for authoring Sections 6-8 and 23 and coauthoring Sections 25 and 26 of the Technical Report along with those sections of the Summary pertaining thereto.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.	I have had no prior involvement with the project that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: March 25, 2015
Signed Date: April 30, 2015

{SIGNED AND SEALED}

[Richard Sutcliffe]

Dr. Richard H. Sutcliffe, P. Geo.